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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50998

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2004__ AND ENDING __December 31, 2004__
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westcap Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

18201 Von Karman, Suite 550
                                       (No. and Street)

Irvine,   California   92612
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Christopher D. Scott   949-752-9380
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
                    (Name – if individual, state last, first, middle name)

10680 W. Pico Boulevard, Suite 260   **Los Angeles, CA**   **90064**
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)







OATH OR AFFIRMATION

I, _____Christopher D. Scott_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Westcap Securities, Inc._____ , as of _____December 31_____, 20 04____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None_____

_____

_____
Signature

_____
CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

WESTCAP SECURITIES, INC.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

18201 Von Karman, #550
Irvine, CA 92612

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Westcap Securities, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Westcap Securities, Inc. as of December 31, 2004 and related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of WestCap Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Westcap Securities, Inc. as of December 31, 2004 and the results of its operations, stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner, C.P.A.

Los Angeles, California
January 19, 2005

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WESTCAP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	
Checking	$ 3,538
Clearing deposit	9,939
Commissions receivable	9,132
Investment account	416,209
Note receivable – current portion	14,000
Brokers' advances	82,066
Furniture & equipment less accumulated depreciation - $27,845	28,033
Other assets	12,182
TOTAL ASSETS	$575,099

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable		$ 11,986
Commissions payable		5,674
Credit line		28,639
TOTAL LIABILITIES		46,299
COMMITMENTS		--
SHAREHOLDERS' EQUITY		
Common stock, $1 par value,1,000,000 shares		
authorized; 262,300 shares outstanding	$262,300	
Paid in capital	148,659	
Retained earnings	154,531	565,490
Less: Note receivable - officer/shareholder		(36,690)
TOTAL SHAREHOLDERS' EQUITY		528,800
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$575,099

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE – Page 11	$ 1,467,588
OPERATING EXPENSES - Page 11	1,364,968
Less: Reimbursed expenses	160,184
	1,204,784
NET OPERATING INCOME	262,804
OTHER INCOME (EXPENSE)	(30,443)
INCOME BEFORE INCOME TAXES	232,361
FRANCHISE TAX PROVISION	800
NET INCOME	$ 231,561

WESTCAP SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock Shares	Common Stock	Paid – In Capital	Retained Earnings	Total
Balance, December 31, 2003	262,300	$262,300	$148,660	$(77,031)	$333,929
Net Income				231,561	231,561
Balance, December 31, 2004	262,300	$262,300	$148,660	$ 154,530	$565,490

See Accompanying Notes to Financial Statements

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WESTCAP SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:

Net income	$ 231,561
Fee received in stock	(264,358)
Depreciation	8,106
Changes in operating assets and liabilities:	
Brokers' advances	(37,866)
Commissions receivable	(1,129)
Clearing deposit	72
CRD - balance	(101)
Investment account	(17,851)
Lease deposit	(12,058)
Payables	(4,745)
Net cash used in operating activities	(98,369)

Cash Flows from Investing Activities: --

Cash Flows from Financing Activities

Repayment on note	65,950
Credit line	25,264
	91,214
Net decrease in cash	(7,155)

Cash at beginning of year   10,693

Cash at December 31, 2004 $ 3,538

Supplemental Cash Flow Information:

Cash paid for income taxes $ 800

See Accompanying Notes to Financial Statements

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NOTE 1 - ORGANIZATION

WestCap Securities, Inc. (the Company) is a California corporation incorporated on January 29, 1998 and approved by the NASD in December 1998. The Company is a General Securities Broker/Dealer, obtaining that status mid 2002. Late in 2002 the Company received NASD approval to update their Form BD to include "Put/Call Writer/Broker/Dealer". The Company does not hold customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The accompanying financial statements were prepared on the accrual method of accounting.

The note receivable (Note 3) is classified as a deduction from equity.

The unrestricted stock owned by the Company is recorded at cost and mark to market.

Furniture & Equipment & Depreciation
All furniture and equipment were contributed in exchange for stock and is being depreciated on the straight-line basis over 7 years.

Revenue
Approximately $398,000 of commission revenue has been received in restricted stock.

NOTE 3 - NOTE RECEIVABLE - OFFICER/SHAREHOLDER

The note receivable is a non-interest bearing demand note and can be drawn down, as capital is required to meet the Company's net capital requirement. As of December 31, 2004, a demand for $14,000 was made and received in January 2005. See Note 4 "Net Capital Requirements."

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2004, the net capital was $8,160, which exceeded the required minimum capital by $3,160. The percentage of aggregate indebtedness to the net capital ratio is 567.4%. Because the Company's trades exceeded the number allowable for a $5,000 broker dealer the net capital was increased to $100,000 which, if calculated at $100,000, the net capital would be a negative $91,839. However at January 1, 2005 the trade count begins anew and the net capital reverts back to $5,000.

The regulatory authorities have cautioned the Company not to exceed the allowable trades as a $5,000 broker dealer.

NOTE 5 - PROVISION FOR INCOME TAXES

The Company has a deferred income tax of approximately $451,000 representing investment banking fees received in shares of restricted stock, which stock is not taxable until the restriction is lifted. Accordingly current income for tax purposes is reduced and there is no current tax provision except a minimum $800 state income tax.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - RELATED PARTY TRANSACTIONS

One of the Company's officers is the CEO of a company from which the Company received $67,900 in commission revenue.

NOTE 8 – COMMITMENTS

A new three-year lease commencing July 1, 2004 at a monthly rent of $10,962 (subject to a COLA) was executed.

NOTE 9 – EXEMPTION FROM THE SEC RULE 15C3-3

Westcap Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Westcap Securities, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

WESTCAP SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$565,490
Non allowable assets - Page 9	557,330
NET CAPITAL	8,160
Securities Position Haircut, Page	--
NET CAPITAL	$ 8,160

COMPUTATION OF NET CAPITAL REQUIREMENTS
Minimum net aggregate indebtedness-

.067% of net aggregate indebtedness	$ 3,102
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL (DEFICIENCY)	$ 3,160
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 3,530

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 46,299
Percentage of aggregate indebtedness to net capital	567.4%

RECONCILIATION

The following is a reconciliation as of December 31, 2004 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

SEE NOTE 4 – NET CAPITAL REQUIREMENTS
(Regarding temporary net capital violation)

See Accompanying Notes to Financial Statements

NON-ALLOWABLE ASSETS

Restricted Stocks	$398,359
Brokers' Advances	82,066
Furniture & Equipment, net	28,033
Accounts Receivable	36,690
Other Asset - CRD Balance	12,182
	$557,330

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Board of Directors
Westcap Securities, Inc.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2004 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
January 19, 2005

WESTCAP SECURITIES, INC.
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE

Blue Sky Income	$ 32,220
Commissions Income	823,145
Compliance Income	98,523
General Securities	40,399
Insurance Income	1,554
Investment Banking Fees	450,647
Mutual Fund Income	22,675
Other	(1,575)
	$1,467,588

OPERATING EXPENSES

Advertising	$ 1,860
Auto Expense	7,555
Bank Service Charges	446
Clearing Fees	17,335
Commissions	680,972
Depreciation Expense	8,106
Dues and Subscriptions	7,756
Insurance	7,024
Interest Expense	1,566
Leads	10,800
Licenses and Permits	12,992
NASD Fees	23,988
Office Expense	23,176
Outside Services	116,224
Payroll Expenses	2,519
Payroll Tax Expenses	13,617
Postage and Delivery	28,675
Printing and Reproduction	5,664
Professional Fees	964
Profit Sharing	53,218
Rent	136,826
Repairs	2,164
Salary	170,813
Taxes	700
Training Materials	1,073
Travel and Entertainment	5,665
Utilities	22,731
Miscellaneous	539
	$1,364,968

See Accompanying Notes to Financial Statements

PART II

WESTCAP SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Westcap Securities, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Westcap Securities, Inc. (the "Company") for the year ended December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

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Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph:

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives except: See Note 4 "Net Capital Requirement."

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner, CPA

Los Angeles, California
January 19, 2005

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